Exhibit (h)(2)(ii)

SCHEDULE 1
To
TRANSFER AGENT & DIVIDEND DISBURSING AGREEMENT
(updated September 12, 2024)

List of Funds

Fund Name	Ticker	# of Shares per Creation Unit
Genter Capital Municipal Quality Intermediate ETF	GENM	10,000
Genter Capital Taxable Quality Intermediate ETF	GENT	10,000
Langar Global HealthTech ETF	LGHT	10,000
North Shore Equity Rotation ETF	KOOL	10,000
Obra High Grade Structured Products ETF	OGSP	10,000
Obra Opportunistic Structured Products ETF	OOSP	10,000
Select STOXX Europe Aerospace & Defense ETF	EUAD	10,000
Trajan Wealth Income Opportunities ETF	TWIO	10,000
Tuttle Capital Inverse ESG ETF	GWGB	10,000
Tuttle Capital Self Defense Index ETF	GUNZ	10,000
UVA Unconstrained Medium-Term Fixed Income ETF	FFIU	50,000